INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

First Quarter Ended

March 31, 2013

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

The accompanying unaudited interim condensed consolidated financial statements (“financial statements”) for the first quarter ended March 31, 2013, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on May 8, 2013. These financial statements have not been audited or reviewed by the Company’s external auditors.

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INDEX TO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”).

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The condensed consolidated financial statements have been prepared in United States dollars (“USD”, or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2012.

Condensed Consolidated Balance Sheets	Page 4

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Condensed Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Condensed Consolidated Statements of Cash Flows	Pages 7-8

Condensed Notes to the Interim Consolidated Financial Statements	Pages 9-32

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ATNA RESOURCES LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Reported in US Dollars)

		Unaudited	Audited
		March 31,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$5,853,700	$19,342,900
Trade receivables		1,148,700	97,800
Investments available-for-sale	3	70,400	83,900
Gold inventories	4	19,366,600	19,714,900
Supply inventories		1,197,000	1,246,300
Prepaids and other current assets		856,800	974,500
Total current assets		28,493,200	41,460,300

Non-current assets
Property, plant, mine development and mineral interests, net	5	114,823,400	100,075,000
Restricted cash and marketable securities held in surety	6	4,965,600	4,964,400
Stripping activity assets, net	7	3,514,100	3,334,600
Deferred income tax asset	13	10,234,100	10,327,500
Other non-current assets		22,900	22,900

Total assets		$162,053,300	$160,184,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$7,151,800	$6,257,300
Derivative liabilities	8	1,156,300	1,733,500
Asset retirement obligations	9	643,000	629,000
Notes payable	10	10,708,500	20,945,600
Gold bonds, net of discount	12	2,640,600	3,494,800
Finance leases	11	2,108,300	1,064,900
Income taxes payable	13	176,200	10,100
Other current liabilities		807,300	896,100
Total current liabilities		25,392,000	35,031,300

Non-current liabilities
Notes payable	10	8,336,800	1,565,700
Finance leases	11	5,116,900	2,266,000
Asset retirement obligations	9	3,939,400	3,953,200
Total liabilities		42,785,100	42,816,200

Commitments and Contingencies	14

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 145,815,706 at March 31, 2013, and 144,989,922 at December 31, 2012	15	127,415,500	126,791,100
Contributed surplus		6,790,200	6,637,500
Deficit		(15,324,000)	(16,142,200)
Accumulated other comprehensive gain		386,500	82,100
Total shareholders' equity		119,268,200	117,368,500

Total liabilities and shareholders' equity		$162,053,300	$160,184,700

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman
May 8, 2013	May 8, 2013

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Three Months Ended March 31
(Reported in US Dollars, except per share data, unaudited)

	Notes	2013	2012
REVENUE
Gold and by-product sales		$12,521,400	$15,872,400

EXPENSES
Cost of sales, excluding depreciation	18	8,491,600	8,620,000
Depreciation and amortization, cost of sales	18	1,627,000	2,224,000
General and administrative		1,317,900	1,073,100
Exploration	2	308,100	127,500
Depreciation - G&A only		20,000	15,400
Subtotal operating expense		11,764,600	12,060,000

Operating profit		756,800	3,812,400

OTHER INCOME (EXPENSE)
Interest income		2,800	5,600
Interest expense		(102,900)	(474,600)
Realized loss on derivatives	8	(405,300)	(446,600)
Unrealized gain (loss) on derivatives	8	577,200	(116,100)
Loss on asset disposals		(16,700)	(14,400)
Gain on sale of investments available-for-sale		-	95,900
Other income		99,800	-
Subtotal other income (expense)		154,900	(950,200)
Income before income tax		911,700	2,862,200

Income tax expense	13	(93,500)	(1,001,800)
Net income		$818,200	$1,860,400

COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on translating the financials of foreign operations		315,700	(380,500)
Unrealized (loss) gain on investments available-for-sale	3	(11,300)	8,800
Reclassification adjustment for gains included in net income		-	10,500
Other comprehensive income (loss)		304,400	(361,200)

Comprehensive income		$1,122,600	$1,499,200

EARNINGS PER SHARE
Basic income per share	19	$0.01	$0.02
Diluted income per share	19	$0.01	$0.01

Basic weighted-average shares outstanding		145,163,151	118,972,827
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		2,036,790	6,246,146

Diluted weighted-average shares outstanding		147,199,941	125,218,973

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Three Months Ended March 31
(Reported in US Dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, January 1, 2012	117,374,643	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600
Share-based compensation	-	-	-	144,800	-	144,800
Exercise of stock options	437,454	453,800	-	(453,800)	-	-
Unrealized gain on available for sale securities	-	-	-	-	8,800	8,800
Reclassification adjustment for gains included in net income	-	-	-	-	10,500	10,500
Shares issued to Sprott for extension of debt financing terms	618,556	600,500	-	-	-	600,500
Shares issued for warrants exercised	3,139,687	1,781,600	-	427,300	-	2,208,900
Foreign exchange loss	-	-	-	-	(380,500)	(380,500)
Net income	-	-	1,860,400	-	-	1,860,400

Balances, March 31, 2012	121,570,340	$107,123,000	$(21,167,800)	$5,108,800	$181,000	$91,245,000

Balances, January 1, 2013	144,989,900	$126,791,100	$(16,142,200)	$6,637,500	$82,100	$117,368,500
Share-based compensation	-	-	-	230,600	-	230,600
Exercise of stock options	150,600	109,300	-	(77,900)	-	31,400
Unrealized loss on available for sale securities	-	-	-	-	(11,300)	(11,300)
Shares issued for debt financing (Note 15)	675,200	515,100	-	-	-	515,100
Foreign exchange gain	-	-	-	-	315,700	315,700
Net income	-	-	818,200	-	-	818,200

Balances, March 31, 2013	145,815,700	$127,415,500	$(15,324,000)	$6,790,200	$386,500	$119,268,200

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31
(Reported in US Dollars, unaudited)

	Notes	2013	2012
Cash flows from operating activities:
Net income		$818,200	$1,860,400
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Depreciation - G&A		20,000	15,400
Depreciation and amortization - cost of sales	18	1,627,000	2,224,000
Amortization of gold bond discount	12	52,100	104,200
Unrealized (gain) loss gain on derivatives	8	(577,200)	116,100
Loss on sales of investments available-for-sale		-	(95,900)
Loss on asset disposals and exchanges		16,700	14,400
Deferred income tax benefit		93,500	961,800
Share-based compensation expense	16	230,600	144,800
Accretion of asset retirement obligation	9	102,900	93,800
Changes in operating assets and liabilities:
Increase (decrease) in inventories		1,077,200	(940,900)
Decrease in prepaid and other assets		803,200	1,069,200
Decrease in accounts payable and accrued liabilities		(757,400)	(990,500)
Decrease in asset retirement obligations	9	(102,700)	(122,000)
Total adjustments		2,585,900	2,594,400

Net cash and cash equivalents provided by operating activities		3,404,100	4,454,800

Cash flows from investing activities:
Purchases and development of property and equipment		(11,619,800)	(2,817,300)
Capitalized loan interest		(670,500)	(458,500)
Preproduction gold sales		97,800	-
Additions of stripping activity assets		(645,800)	(540,600)
(Increase) decrease in restricted cash	6	(1,200)	409,400
Proceeds from sale of investments available-for-sale		-	446,200
Proceeds from sale of property and equipment		125,100	-
Net cash and cash equivalents used in investing activities		(12,714,400)	(2,960,800)

Cash flows from financing activities:
Options exercised		31,400	-
Warrants exercised		-	2,208,900
Repayments of notes payable	10	(2,743,700)	(230,600)
Repayments of gold bonds	12	(906,300)	(906,300)
Repayments of finance lease obligations	11	(433,700)	(184,300)

Net cash and cash equivalents (used in) provided by financing activities		(4,052,300)	887,700

Effect of exchange rate changes on cash and cash equivalents		(126,600)	(16,300)
Net (decrease) increase in cash and cash equivalents		(13,489,200)	2,365,400
Cash and cash equivalents, beginning of period		19,342,900	9,963,100

Cash and cash equivalents, end of period		$5,853,700	$12,328,500

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Three Months Ended March 31
(Reported in US Dollars, unaudited)

	2013	2012
Supplemental disclosures of cash flow information:

1. Interest paid	$809,300	$735,200

Supplemental disclosures of noncash activity:

1. Capitalized leases for mining equipment	$4,360,000	$170,600

2. Notes payable for mining equipment	$49,000	$656,300

3. Marketable securities received for option payments and property	$-	$144,900

4. Depreciation processed through inventory	$1,627,000	$2,224,000

5. Amortized Sprott debt-transaction-cost recorded in capitalized interest	$190,800	$203,400

6. Issued shares for exercise of options	$77,900	$453,800

7. Issued shares for Sprott extension of credit agreement	$515,100	$600,500

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, development, permitting, construction, operation and final closure of mining properties. Atna’s ongoing efforts are focused primarily on precious metals in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies.

The Company is presently operating the Briggs mine and is using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Briggs produced and sold approximately 7,650 ounces of gold during the first quarter 2013, at an average gold price of $1,625 per ounce. As of March 31, 2013, the Company had net working capital (current assets less current liabilities) of $3.1 million.

The Pinson-underground project is in an early stage of production and still under development. The Pinson project will transition from being a development project to an operating mine upon attaining commercial production levels. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is continuing. A Phase I drilling program was completed in March 2013 at Reward to provide additional information for initial pit design and to ensure that the ore zones do not extend under the planned plant and leach pad construction areas. The Company’s strategy is to sequentially develop mining properties, commencing with construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna’s balance sheet.

A study to determine the economic feasibility of developing an open pit mine adjacent to the Pinson-underground mine began in late 2012 and is continuing. This study will determine whether to commence the permitting process for development of a new Pinson open pit mine.

Metallurgical-sample drilling, environmental assessment studies and other data collection were completed in 2012 at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Additional work to determine the feasibility of the Columbia gold project will be required.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final earthwork was completed at the site in 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

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2.	Accounting policies:

Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements for the years ended December 31, 2012 and 2011, and as such, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2012 and 2011. These interim condensed consolidated financial statements were approved for issue on May 8, 2013, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (“Jersey”) Inc.; Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the condensed consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. Should the Company establish multiple operating mines in commercial production, it is anticipated each mining operation will form a separate reporting segment.

Management estimates, assumptions, and judgments

Certain amounts included in or affecting the Company’s condensed consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions and judgments be made with respect to values or conditions that cannot be determined with certainty at the time that the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s consolidated assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates.

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The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production; completion of technical and feasibility studies; cash flow estimates; the recoverability and timing of gold production from the heap leach process affecting gold inventories; the collectability and timing of payments by third parties on the value of ores or gold sold; environmental, reclamation and closure obligations; asset impairments, or the lack thereof; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; and future profitability affecting deferred tax assets and liabilities.

Judgment is exercised in the process of applying the Company’s accounting policies and in determining what would have a significant impact upon the financial statements. Judgments include: classification of leases as finance or operating, classification of financial instruments, timing of revenue recognition, timing of attainment of commercial production levels, the probability of benefits from exploration or development activities, whether a triggering event has occurred indicating possible impairment of an asset, and the probability of contingencies.

Prior period reclassification

Certain prior period items have been reclassified in the condensed consolidated financial statements to conform to the current presentation. “Additions of stripping activity assets” was reclassified from “Decrease in prepaid and other assets” within the operating activities section of the Condensed Consolidated Statements of Cash Flows to the investing activities section.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in inventory. Adjustments to net realizable value are reported in current period results, i.e. to expense if for a commercial operation and to capital if for a project under development. Write-downs of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss and net of any contractual retention due to the processor.

Ore stockpiled - Briggs represents mined gold ore that is awaiting processing. Ore stockpiled – Pinson represents gold ore that has been extracted from the mine and is awaiting third-party processing or sale. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

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Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Materials and supplies inventories are presented separately within current assets.

Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the three months ended:

	March 31,
	2013	2012
Exploration expenditures:
Briggs	$101,800	$13,700
Pinson	100,300	-
Reward	431,400	81,800
Columbia	18,300	24,200
Other	11,400	30,300
Total exploration expenditures	663,200	150,000

Less: Capitalized Briggs and Reward drilling and related expenditures	355,100	22,500

Exploration expense on statement of operations	$308,100	$127,500

Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration expenditures are expensed unless management determines that the expenditures have a reasonable probability of producing future economic benefits.

The portions of acquisition, drilling and assessment costs to develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until commercial production levels are achieved. “Commercial production” is determined by the unique nature of each mine and is impacted by the complexity of the project, whether the mine is operating in the manner intended by management, the percentage of capacity achieved, the ability to sustain ongoing production, whether the mine is economically self-sustaining, and many other factors. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons or ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset.

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Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area. This amortization of stripping activity assets is assigned to inventory and flows through cost of sales as a cash operating cost as the inventory is sold. Cash flows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. The Company determined that there was no impairment or reversal of impairments of assets at March 31, 2013 or December 31, 2012.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

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Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			March 31, 2013		December 31, 2012
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$5,853,700	$5,853,700	$19,342,900	$19,342,900
Restricted cash	Loans and receivable	1	4,965,600	4,965,600	4,964,400	4,964,400
Investments	Available-for-sale	1	70,400	70,400	83,900	83,900
Total financial assets			$10,889,700	$10,889,700	$24,391,200	$24,391,200

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$7,959,100	$7,959,100	$7,153,400	$7,153,400
Derivative liabilities	Held-for-trading	2	1,156,300	1,156,300	1,733,500	1,733,500
Notes payable	At amortized cost	2	19,045,300	19,045,300	22,511,300	22,511,300
Gold bonds, net of discount	At amortized cost	2	2,640,600	2,640,600	3,494,800	3,494,800
Finance leases	At amortized cost	N/A	7,225,200	7,225,200	3,330,900	3,330,900
Total financial liabilities			$38,026,500	$38,026,500	$38,223,900	$38,223,900

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	March 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,582,400	$-	$-	$4,582,200

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included with the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 9 for additional information and the ARO roll-forward.

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Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured. Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery. Pinson produces and sells gold-bearing oxide ore, based on payable and recoverable gold-content, to a third-party under contract. Pinson sends gold-bearing-sulfide-ore to processors who, under contract, then process the ore for a fee and the resultant doré is sold.

Share based compensation

Under the Company’s Stock Option Plan (see Note 16), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in the contributed surplus equity account.

The stock option expense is based on the fair value of the options at the time of grant, adjusted for estimated future forfeitures based on historical data, and is recognized over the estimated vesting periods of the respective options. This expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to share capital.

Income Taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. All resulting translation gains or losses are included as a separate component of other comprehensive income (loss).

Recently issued Financial Accounting Standards and their impact upon the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently determining the impact of adopting IFRS 9.

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IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard in 2012 and determined adoption required no changes to the already existing Company practices.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard in 2012 and has determined adoption has no present impact on the Company.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard in 2012 and has determined adoption has no present impact on the Company.

3.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each period-end. Changes in fair value are recorded in equity as other comprehensive income or loss, and purchases and sales are reported as investing activities in cash flows. As of March 31, 2013 and December 31, 2012, the fair values of the investments were $0.1 million and $0.1 million, respectively. The changes in fair value for the quarters ended March 31, 2013 and March 31, 2012 were each less than $0.1 million.

4.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion. Gold inventories consisted of the following categories as of:

	March 31,	December 31,
	2013	2012
Ore stockpile - Briggs	$67,800	$-
Ore stockpile - Pinson	2,237,300	1,363,700
Leach pad - Briggs	12,460,600	13,961,400
Process plant - Briggs and refinery	4,600,900	4,389,800
Total gold inventories	$19,366,600	$19,714,900

Lower of cost or market adjustments	$-	$-

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5.	Property, plant, mine development, and mineral interests, net:

		As of March 31, 2013
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$41,530,300	$19,039,600	$22,490,700
Mine development	UOP	40,357,800	3,284,700	37,073,100
Deferred stripping	UOP	3,947,400	2,407,800	1,539,600
Mineral interest	UOP	56,637,500	3,676,500	52,961,000
Asset retirement cost	UOP	1,107,000	348,000	759,000
		$143,580,000	$28,756,600	$114,823,400

		As of December 31, 2012
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$35,748,100	$17,818,500	$17,929,600
Mine development	UOP	30,054,900	3,082,300	26,972,600
Deferred stripping	UOP	3,947,400	2,346,500	1,600,900
Mineral interest	UOP	56,276,700	3,485,000	52,791,700
Asset retirement cost	UOP	1,107,000	326,800	780,200
		$127,134,100	$27,059,100	$100,075,000

The increase in net book value of mine development in the first quarter of 2013 from $27.0 million to $37.1 million was due primarily to development of the Pinson mine, and $1.8 million of this development resulted from stripping of additional pits at Briggs. The increase in net book value of buildings and equipment in the first quarter of 2013 from $17.9 million to $22.5 million was due primarily to the addition of two haul trucks and other equipment at the Briggs mine.

A roll-forward of property, plant, mine development, and mineral interests, net, for the three months ended March 31, 2013 follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2013	$24,968,600	$10,846,600	$9,031,400

Acquisitions and development capitalized	7,856,400	361,200	-
Depreciation and amortization	(1,433,800)	(5,000)	-
Pre-production Sales	-	-	-
Dispositions	(141,100)	-	-
ARO adjustments and effect of foreign exchange rates	-	-	-
Transfers	(229,600)	-	-
Net change in the period	6,051,900	356,200	-

Ending balance, March 31, 2013	$31,020,500	$11,202,800	$9,031,400

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	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2013	$50,696,600	$4,531,800	$100,075,000

Acquisitions and development capitalized	9 ,598,400	5,200	17,821,200
Depreciation and amortization	(284,600)	(15,000)	(1,738,400)
Pre-production Sales	(1,159,800)	-	(1,159,800)
Dispositions	-	(33,100)	(174,200)
ARO adjustments and effect of foreign exchange rates	-	(400)	(400)
Transfers	229,600	-	-
Net change in the period	8 ,383,600	(43,300)	14,748,400

Ending balance, March 31, 2013	$59,080,200	$4,488,500	$114,823,400

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Four satellite properties located approximately four miles north of Briggs are included. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits and some infrastructure development has been completed. Development at the Reward gold project, a permitted mine site near Beatty, Nevada, is continuing. Most of the property is subject to a three percent net smelter return (“NSR”) royalty. A NSR is a defined percentage of the gross revenues paid to others by a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in mid-2012 and such work will continue in future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(d)	Pinson Mine, Nevada:

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the prolific Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend.

Pinson-underground began mining ore while still in a development phase in August of 2012; and Pinson-underground is presently continuing to ramp-up and actively develop. An NI 43-101 compliant mineral reserve estimate was published in the second quarter of 2012, providing a forward-looking mine plan and a declaration of proven and probable reserves. On February 5, 2013, Pinson-underground received an operating permit allowing an increase in mining rates of up to 400,000 tons of ore per year.

The Pinson Mine property also contains resources in an open-pit area that remain subject to further study to determine the economic feasibility of development. Drilling and metallurgical tests were commenced in this area in 2012.

(e)	Other Properties:

Significant properties and those in which the ownership interest changed in 2013 are described below. Reference is made to the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2012 as to other properties not described below including: the Clover gold exploration property, the Bluebird Prospect, the Adelaide property, and the Tuscarora property.

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Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $2.1 million at March 31, 2013 and December 31, 2012.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was $0.8 million at March 31, 2013 and December 31, 2012.

Uranium Joint Venture, Wyoming: The capitalized basis of this property is $1.0 million. In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009 and as amended in December 2012, the Company entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before June 30, 2013 to increase its interest in the project from 30 percent to 51 percent. As of December 31, 2012, Uranium One reported having spent $1.1 million of the $1.6 million, and having increased their interest to 39.3 percent. If by June 30, 2013, Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, respectively.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at March 31, 2013 and December 31, 2012.

On April 24, 2013, an Agreement was signed to sell the Uduk Lake gold prospect to Canarc in exchange for 1.5 million shares of CCM and a retained NSR royalty of 3.0 percent. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation. The White Bull claims were returned in 2012 and the claims lapsed in January of 2013. In March 2013, Mindat provided notice of termination of its option on the Wolf and Ecstall properties. These properties are being made available for option. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Veris Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia.

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6.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	March 31,	December 31,
	2013	2012
Kendall reclamation property (a)	$2,428,100	$2,427,900
Briggs mine (b)	1,813,800	1,813,300
Columbia property (b)	27,900	27,900
Reward project (b)	377,000	377,000
Pinson (b)	313,700	313,700
Other properties	5,100	4,600
Total restricted cash - Non-current	$4,965,600	$4,964,400

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in bank trusts benefiting sureties and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

7.	Stripping Activity Assets:

This note is addressing the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 2 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold as opposed to flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

The following schedule provides a roll-forward of the carrying values for stripping activity assets for the three months ended March 31, 2013 and twelve months ended December 31, 2012.

	March 31,	December 31,
	2013	2012
Balance, beginning of the period	$3,334,600	$5,896,500
Stripping activity assets added	645,800	540,500
Amortization	(466,300)	(3,102,400)
Balance, end of the period	$3,514,100	$3,334,600

8.	Derivatives:

The Company had a $1.2 million and a $1.7 million derivative liability as of March 31, 2013 and December 31, 2012, respectively. These derivatives are embedded in the 2009 Gold Bonds (as defined in Note 12), and the fair value is reflective only of the derivative component of the 2009 Gold Bonds. The March 31, 2013 fair values of the outstanding derivatives were determined using the following.

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	Strike	Gold Price		Ounces	Fair Value	Discount
Derivative Contracts	Price	at Period End		Remaining	Libility	Rate
Gold bond forwards	$1,113	$1,598	*	2,443	$1,156,300	12%
Embedded derivative (Note 12)

* London PM Fix on March 29, 2013

The remaining gold forward sales embedded in the 2009 Gold Bonds expire quarterly from June 30, 2013 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is not to hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At March 31, 2013, the outstanding hedge position covered less than 9 percent of the annual forward-looking gold production from the Briggs Mine. The net change in the fair value of the embedded derivatives will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Historical gains and losses on derivative positions for the three months ended March 31 follow.

	March 31,
	2013	2012
Realized loss on derivatives	$(405,300)	$(446,600)
Unrealized gain (loss) on derivatives	$577,200	$(116,100)

9.	Asset retirement obligations:

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2012 were based on a discount rate of 9.0 percent and a cost inflation index of 1.7 percent. The schedule for payments to settle the ARO liabilities currently runs through 2028.

Kendall has been closed and its activity is remediation. The Kendall ARO of $1.2 million is based on the estimated costs for maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following provides a roll-forward of AROs for all properties for the indicated periods:

	Quarter ended	Year ended
	March 31, 2013	December 31, 2012
Balance, beginning of the period	$4,582,200	$6,047,600
Settlements	(102,700)	(1,172,600)
Accretion expense	102,900	375,100
Change in estimate	-	(667,900)
Balance, end of the period	4,582,400	4,582,200
Less: asset retirement obligations - current	643,000	629,000

Asset retirement obligations - non-current	$3,939,400	$3,953,200

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10.	Notes payable:

The following provides a roll-forward of notes payable for the indicated periods:

	Quarter ended	Year ended
	March 31, 2013	December 31, 2012
Balance, beginning of the period	$22,511,300	$21,479,100
Principal payments	(2,743,700)	(1,083,100)
Discount for Sprott Amendment Fees	(515,100)	(600,500)
Notes Issued	48,500	1,527,500
Amortization of Discount	190,800	764,600
Foreign Exchange Effect	(446,500)	423,700
Balance, end of the period	19,045,300	22,511,300
Less: notes payable - current	10,708,500	20,945,600

Notes payable - non-current	$8,336,800	$1,565,700

In August 2011, the Company issued a C$20 million note to Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition and initial development of Pinson. Interest on principal balances accrues at an annual rate of nine percent per annum compounded monthly and payable quarterly. The term of this facility was for one year. Atna paid a structuring fee of $150,000, and as consideration for advancing the facility Atna issued 1,049,119 shares to Sprott.

In February 2012, the Company reached an agreement with Sprott to extend the term of this credit facility with principal repayments due through August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott.

In March 2013, the Company reached an agreement with Sprott to extend the term of the remaining $17.5 million credit facility with amortizing payments of $1.46 million due each month commencing September 2013 and ending in August 2014. As consideration for extending the credit facility Atna issued 675,240 common shares to Sprott.

A roll-forward for the Sprott credit facility follows for the first quarter 2013.

		Transaction
	Sprott Note	Costs	Total
Balance, beginning January 1, 2013	$20,102,500	$(465,100)	$19,637,400
Payments	$(2,423,900)		(2,423,900)
Discount for Sprott amendment fee	-	(515,100)	(515,100)
Amortization of loan origination fees	-	190,800	190,800
Foreign exchange effect	(454,200)	7,700	(446,500)
Balance, end of period	$17,224,400	$(781,700)	16,442,700
Less: current liability net of transaction costs to be amortized at March 31, 2013			$9,355,000

Sprott note - non-current liability at March 31, 2013			$7,087,700

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Interest expense and capitalized interest on Notes payable follow for the three months ended:

	March 31,
	2013	2012
Interest expense	$-	$36,100
Interest expense capitalized to mine development:
Cash interest payments to lenders	$457,800	$457,800
Amortization of Sprott debt transaction cost	190,800	203,400
	$648,600	$661,200

11.	Finance leases:

The following provides a roll-forward of finance leases for the three months ended March 31, 2013 and the year ended December 31, 2012.

	March 31	December 31
	2013	2012
Liability balance, beginning of the period	$3,330,900	$2,477,300
New leases	4,360,000	1,719,400
Payments applied to principal	(433,700)	(865,800)
Lease adjustment	(32,000)	-
Balance, end of the period	7,225,200	3,330,900
Less: finance leases - current liability	2,108,300	1,064,900

Finance leases - non-current liability	$5,116,900	$2,266,000

Cost of leased assets	$9,227,500	$4,619,900
Accumulated depreciation for leased assets	$2,148,400	$1,896,600

The weighted average interest rate on finance-lease balances as of March 31, 2013 is 4.1 percent, with the range of rates varying between 2.5 percent and 9.3 percent. Interest and depreciation expense on finance lease obligations and assets follow for the quarters ended:

	March 31,
	2013	2012
Interest expense	$-	$30,600
Depreciation expense	$292,600	$139,500
Interest expense capitalized to mine development:	$60,500	$700

12.	2009 Gold Bonds:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“2009 Gold Bonds”). The 2009 Gold Bonds require quarterly payments through their maturity on December 31, 2013; each quarter’s payment being equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. Interest at a 10 percent annual rate is also payable quarterly on the declining principal balance. The 2009 Gold Bonds include covenants restricting the Company’s hedge position to 50 percent of its future estimated consolidated gold production and providing a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as equipment leases.

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The Company recorded an initial discount on the 2009 Gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and amortization was $0.1 million for the three months ended March 31, 2013 and 2012, respectively.

For purposes of financial reporting, the embedded derivative has been separated from the 2009 Gold Bond liability (see Note 8). The following provides a roll-forward of the Gold Bonds and related discounts for the three months ended March 31, 2013.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	$3,494,800
Payments	(906,300)	-	-	(906,300)
Amortization	-	33,000	19,100	52,100
Balance, March 31, 2013	$2,718,700	$(49,500)	$(28,600)	2,640,600
Less: gold bonds - current				2,640,600

Gold bonds - non-current				$-

The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2012.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2011	$7,250,000	$(297,100)	$(171,700)	$6,781,200
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	214,600	124,000	338,600
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	3,494,800
Less: gold bonds - current				3,494,800

Gold bonds - non-current				$-

13.	Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual, income tax rate; 7.7 percent in 2013. This is the blended average of the US federal and state rates. The Company is using the US income tax rate as the applicable statutory rate in 2013 as its primary operations are in the US.

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Tax recognized in net income:

	Three Months Ending
	March 31,
	2013	2012
Current tax expense	$-	$40,000
Deferred tax expense	93,500	961,800
Income tax expense	$93,500	$1,001,800

A change of ownership under Section 382 of the US Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result of the ownership change, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum for federal purposes. Losses recognized after the merger in 2008 are not subject to this limitation.

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by NOL carryforwards and deductible temporary differences. The Company estimated deferred tax assets as of March 31, 2013 and December 31, 2012 to be $10.2 million and $10.3 million respectively. The Company has not recognized deferred tax assets attributable to tax losses of approximately $3.6 million of US net operating losses, $880,000 of Canadian noncapital losses, and $300,000 of Canadian capital losses. The unrecognized US net operating losses expire between 2018 and 2033 and the unrecognized Canadian noncapital losses expire between 2028 and 2031. The unrecognized deferred tax assets attributable to temporary differences relate to excess tax basis in Canadian properties.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company conducted closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces.

In 2011, CRK received permission from the Montana Department of Environmental Quality (“MDEQ”) to place the final topsoil cover on the leach pads. The Company posted a surety bond of $0.2 million with the MDEQ for this capping project, and deposited $0.1 million of restricted cash as collateral for the surety. Soil placement was completed in September 2012. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $15.0 million has been expended on closure and reclamation activities at Kendall.

In April 2012, CRK entered into an Agreement with the MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of the Agreement, CRK submitted on July 25, 2012, an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ shall perform a completeness review of this plan supported by a closure EIS. A third party contractor will be retained to conduct the closure EIS and the project will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining on deposit with the MDEQ will be utilized in funding this trust.

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(b)	Surety bonds:

All reclamation and other surety bonds are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The present bonding requirement for Pinson is $0.8 million, which has been posted in full. Restricted cash held as collateral by a surety and related to Pinson amounts to $0.3 million.

(c)	Lease commitments:

The Company has entered into various leases for office space and office equipment. As of March 31, 2013, there were future minimum lease payments of less than $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in December 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.2 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The length of fees is indefinite and is based on the Company’s discretion to maintain the claims.

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15.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the quarter ended March 31, 2013 and the year ended December 31, 2012.

	Number of Shares
	March 31,	December 31,
	2013	2012
Balance, beginning of the period	144,989,922	117,374,643
Sprott credit agreement and amendment	675,240	618,556
Warrant exercises	-	8,459,911
Option exercises	150,544	1,286,812
Equity Offering	-	17,250,000
Balance, end of the period	145,815,706	144,989,922

In the first quarter of 2012, the Company reached an agreement with Sprott to extend the term of its $C20 million credit facility. As consideration for extending the credit facility, the Company issued 618,556 common shares to Sprott (see Note 10). In the first quarter of 2013, the Company reached another agreement with Sprott to extend the term of the remaining balance of $C17.5 million. The Company issued 675,240 common shares to Sprott for the extension.

On September 12, 2012, the Company completed a short-form prospectus financing and issued 17.25 million common shares for gross proceeds of $C17.25 million and net proceeds of C$16.0 million. In addition, the Company issued a total of 1,035,000 brokers’ warrants with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value of C$0.3 million and were recorded in contributed surplus. The fair value was determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

No warrants were exercised in the first quarter of 2013. In the twelve months of 2012, outstanding warrants to purchase 8,459,911 common shares were exercised at a price of C$0.70 per share. The following is a summary of the brokers’ warrants outstanding as of March 31, 2013.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

March 11, 2014	0.95	CAD$1.00	1,035,000

See Note 16 pertaining to the exercise of options as equity transactions.

16.	Stock Options Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). The Option Plan is administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of March 31, 2013, there were a maximum of 14.5 million underlying shares available under the Plan of which 9.5 million have been granted and are outstanding. Directors and employees of or consultants to the Company or any of its affiliates are eligible to participate in the Option Plan. The Board may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in 2013.

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The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option disclosures for the three months ended March 31:

	2013	2012
Stock-based compensation expense - millions	$0.2	$0.1
Intrinsic value of options exercised - millions	$0.2	$0.7
Fair value of awards vesting - millions	$0.1	$0.0
Cash received on option exercises - millions	$0.0	$0.0
Unamortized stock-based compensation expense - millions	$0.7	$0.5

The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the three months ended March 31:

	2013		2012
Grant date fair value	CAD$	0.46	CAD$	0.39
Grant market price	CAD$	1.16	CAD$	1.11
Common share price at period-end	CAD$	0.81	CAD$	1.20
Expected volatility		58%		52%
Expected option term - years		3.0		3.0
Risk-free interest rate		1.3%		1.2%
Forfeiture rate		8.5%		8.6%
Dividend yield		0%		0%

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The following tables summarize the stock option activity during the three months ended March 31, 2013:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	9,533	$0.82	$0.32	3.0	$2.7
Granted	300	$1.16	$0.46	5.0	$-
Exercised/Released	(293)	$0.71	$0.27		$0.2
Cancelled/Forfeited	(87)	$0.80	$0.29		$-
Expired	-	$-	$-		$-
Balance, end of the period	9,453	$0.84	$0.33	2.8	$0.8
Vested and exercisable, end of the period	6,731	$0.76	$0.30	2.5	$0.8
Vested and expected to vest, end of the period	9,214	$0.84	$0.33	2.8	$0.8

17.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the first quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.2 million, respectively. For the first quarter 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.6 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

The only derivative contracts existing as of March 31, 2013 and December 31, 2012 were embedded forward gold sales in the 2009 Gold Bonds described in Notes 8 and 12. If the price of gold increases or decreases by 10 percent, our gold bond derivative liabilities existing as of March 31, 2013, would increase or decrease by $0.4 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

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Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. The Company is seeking revolving lines of credit and undrawn committed borrowing facilities in order to better manage liquidity risks, but such facilities do not yet exist. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Equipment financing is restricted to $10 million at Briggs by a covenant in the 2009 Gold Bond agreement (See Note 12) and to $20 million for the Company as a whole by a covenant in the Sprott credit agreement (See Note 10). The 2009 Gold Bond agreement includes a negative covenant preventing additional encumbrances at Briggs through its termination in December 2013. The Sprott credit agreement, as amended in March 2013: precludes additional borrowing for the construction of the Reward mine until the balance due Sprott has been reduced below C$11.5 million; precludes material sales of assets and material issuances of secured debt during its term; and includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however under the March 2013 amendment, an early prepayment fee of 2 percent would be due Sprott.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In 2012, i.e. in the second table, extensions, subsequent to year-ends, of obligations due Sprott have been reclassified to the later appropriate columns.

		Payments due by Period as of March 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$8,135,300	$7,568,600	$566,700	$-	$-	$-
Finance lease obligations	7,225,200	549,400	1,558,900	5,116,900	-	-
Derivative financial instruments	1,156,300	390,300	766,000	-	-	-
Long term debt obligations	22,545,800	1,239,900	12,879,900	8,426,000	-	-

Total	$39,062,600	$9,748,200	$15,771,500	$13,542,900	$-	$-

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 26 percent at March 31, 2013 and 27 percent at December 31, 2012. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

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Foreign exchange risk: A debt obligation of C$17.5 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$17.5 million debt obligation will increase or decrease by $1.8 million or $1.5 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

To the extent Pinson sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. In October 2012, Pinson entered into an agreement to sell oxide ore under specified terms through December 31, 2013 to a third-party processor, Newmont Mining Corporation. Pinson is presently dependent on this one customer to buy oxide ore. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy under agreed upon terms the resultant doré. In March 2013, Pinson entered into a processing agreement with a one-year term with Veris Gold USA Inc. (“Veris”) whereby Veris will process mixed, combinations of oxide and sulfide ores, and sulfide ores for a fee and deliver the resultant doré to Pinson’s account. Pinson’s inventory is to remain physically segregated by Veris and Pinson retains title to the inventory at all times. Pinson is presently dependent on Veris to process mixed ores and upon Barrick and Veris to process sulfide ores.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of March 31, 2013 and December 31, 2012. Since the 2009 Gold Bonds do not require further cash payments to the Company, they do not generate third party credit risk to the Company.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at March 31, 2013 and December 31, 2012 were $70,400 and $83,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

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Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

18.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the quarter ended:

	March 31,
	2013	2012
Mine operating costs (excluding depreciation and amortization)	$7,463,700	$9,337,900
Decrease (increase) in gold inventory - cash costs	1,027,900	(717,900)
Production related depreciation and amortization	1,627,000	2,224,000

Total cost of sales	$10,118,600	$10,844,000

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration expenses, holding costs, corporate office costs, write-downs and impairments, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

19.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the EPS calculation for the three months ended March 31, 2013 and 2012 were 2,036,790 and 6,246,146 common share equivalents, respectively. Common share equivalents, which include share options and warrants to purchase common shares, for the three months ended March 31, 2013 and 2012 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.5 million and 10.2 million common share equivalents, respectively.

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